Mail Stop 4561

August 2, 2007

Mr. Robert Ashton
President and Chief Executive Officer
Gensym Corporation
52 Second Avenue
Burlington, MA 01803-4411

> **Re:** **Gensym Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed June 6, 2007**
> **File No. 000-27696**

Dear Mr. Ashton:

We have reviewed your response letter dated July 26, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	We note that the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please be advised that a letter signed solely by outside counsel does not satisfy these requirements. As a result, please submit a written document that provides these acknowledgments and includes a signature of the appropriate representative of the Company. Alternatively, submit a copy of the agreement between management and your attorneys, signed by management, which authorized the attorneys to make these representations.

Item 8. Financial Statements and Supplementary Data

Statements of Operations, page 36

2.   We note from your response to prior comment number 1 that revenue for your multiple-element term license arrangements is allocated to product and service revenue based on the ratio of product and service revenue for your multiple-element perpetual license arrangements. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement based on this ratio, you should amend your presentation to include separate revenue and related cost of revenue line items for term license arrangements that are not separable because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

3.   Your response to prior comment number 1 also indicates that revenue for arrangements subject to contract accounting is allocated to product and service revenue based on their proportional value using the values that would be assigned to the elements under the residual method if the elements qualified for separate accounting. Describe the services provided in arrangements subject to contract accounting and compare them to those for which VSOE has been established. As part of your response, explain whether the complexity and duration of the services, nature of the employees performing the services, and prices charged are similar.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Mark Shannon, Staff Accountant at (202) 551-3299 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief